

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 24, 2021

João Siffert
President and Chief Executive Officer
Design Therapeutics, Inc.
6005 Hidden Valley Road, Suite 110
Carlsbad, California 92011

> **Re:** **Design Therapeutics, Inc.**
> **Registration Statement on Form S-1**
> **Exhibit Nos. 10.10 & 10.11**
> **Filed March 5, 2021**
> **File No. 333-253954**

Dear Dr. Siffert:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance